EXHIBIT 99.1

Vanguard Natural Resources, LLC Reports Solid Third Quarter Performance

HOUSTON—(BUSINESS WIRE)—Nov. 30, 2007—Vanguard Natural Resources, LLC (NYSEArca:VNR) ("Vanguard" or "Company") today reported third quarter 2007 performance in line with company expectations.

The Company produced 1,070 MMcfe during the quarter, resulting in adjusted EBITDA of $8.4 million and net income of $1.1 million computed on a generally accepted accounting principles (GAAP) basis. The Company produced 3,229 MMcfe for the nine months ended September 30, 2007, resulting in Adjusted EBITDA of $23.3 million and net income of $1.7 million computed on a GAAP basis.

"We are pleased with the results of our third quarter," said Scott W. Smith, chief executive officer and president of Vanguard. "Production in the quarter and for the first nine months was in line with our expectations due to the success of our drilling program despite the drilling of fewer wells than expected." Commenting on the completion of the initial public offering ("IPO") of 5.25 million units on October 29, 2007, Mr. Smith said "Completing the IPO was a big step in the evolution of our company. We recognize we entered the market during a difficult period for the upstream E&P group; however, we believe the business fundamentals of our Company are strong and our long-term growth potential will become evident as we execute our business strategy. Our low leverage provides ample capital to deploy towards accretive acquisitions and the market for quality assets continues to improve as companies look to monetize their mature, non-core assets."

"Our hedging strategy produced the desired results during the quarter as derivative settlements added approximately $2.8 million in cash flow," added Richard Robert, executive vice president and chief financial officer of Vanguard. "Our hedging program through 2009 is designed to protect distributions to our unitholders regardless of the commodity price environment. We feel this is particularly important considering recent price volatility in the natural gas market."

Mr. Robert added "On another positive note, the Company recently negotiated lower borrowing costs under its credit facility which should further enhance the Company's ability to effectively compete in the acquisition arena."

Non-GAAP Measures

We present Adjusted EBITDA in addition to our reported net income in accordance with GAAP. Adjusted EBITDA is a non-GAAP financial measure that is defined as net income (loss) plus net interest (income) expense (which includes write-off of deferred financing fees); loss on extinguishment of debt, depreciation, depletion and amortization (which includes accretion of asset retirement obligation); bad debt expenses; premiums paid on settled derivatives; change in fair value of derivative contracts; non-cash compensation expense and realized (gain) loss on cancelled derivatives.

Adjusted EBITDA is used by management to indicate (prior to the establishment of any cash reserves by our board of directors) the cash distributions we expect to pay our unitholders. Specifically, this financial measure indicates to investors whether or not we are generating cash flow at a level that can sustain or support an increase in our quarterly distribution rates. Adjusted EBITDA is also used as a quantitative standard by our management and by external users of our financial statements such as investors, research analysts and others to assess the financial performance of our assets without regard to financing methods, capital structure or historical cost basis; the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness; and our operating performance and return on capital as compared to those of other companies in our industry, without regard to financing or capital structure. Adjusted EBITDA is not intended to represent cash flows for the period, nor is it presented as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP.

SEC Filings

Vanguard intends to file its Form 10-Q for the quarter ended Sept 30, 2007, on or prior to December 7, 2007.

Forward-Looking Statements

We make statements in this news release that are considered forward-looking statements within the meaning of the Securities Exchange Act of 1934. These forward-looking statements are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management's assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this news release are not guarantees of future performance, and we cannot assure you that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors listed in the "Risk Factors" section in our SEC filings and elsewhere in those filings. All forward-looking statements speak only as of the date of this news release. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise.

Conference Call Information

The company will host a conference call today at 10:30 a.m. ET to review its financial results and discuss its business outlook for the remainder of 2007 and beyond.

To participate, analysts, investors, media and the public in the U.S. may dial 800.320.2978 shortly before 10:30 a.m. (ET). The international phone number is 617.614.4923. The conference password is VANGUARD.

A replay will be available for a seven-day period approximately one hour after the end of the call by dialing 888-286-8010 or 617-801-6888 (international). The replay password is 62309703.

A live audio webcast of the conference call and the earnings press release will be available on the Investor Relations page of Vanguard's web site (http://www.vnrllc.com).

Vanguard Natural Resources, LLC is an independent natural gas and oil company, focused on the acquisition, exploitation and development of natural gas and oil properties. Vanguard's assets consist primarily of producing and non-producing natural gas reserves located in the southern portion of the Appalachian Basin, primarily in southeast Kentucky and northeast Tennessee.

Vanguard Natural Resources, LLC
Operating Statistics
(Unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2007		2006	2007		2006
Net Production:
Total production (MMcfe)	1,070		1,172	3,229		3,360
Average daily production (Mcfe/day)	11,632		12,739	11,826		12,307

Average Sales Price per Mcfe:
Net realized price, including hedges	$9.71	(a)	$7.99	$8.84	(a)	$7.87
Net realized price, excluding hedges	$7.14		$8.13	$8.27		$8.61

(a)	Excludes premiums paid on settled derivatives.

VANGUARD NATURAL RESOURCES, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Vanguard Three Months Ended September 30, 2007	Vanguard Predecessor Three Months Ended September 30, 2006	Vanguard Nine Months Ended September 30, 2007	Vanguard Predecessor Nine Months Ended September 30, 2006
Revenues:
Natural gas and oil sales	$7,641,064	$9,574,502	$26,709,417	$28,990,485
Realized gains (losses) on derivative contracts	940,566	(161,375)	(725,286)	(2,502,849)
Change in fair value of derivative contracts	-	4,427,600	-	15,851,907
Total revenues	8,581,630	13,840,727	25,984,131	42,339,543

Costs and expenses:
Lease operating expenses	1,347,565	1,233,948	3,807,985	3,608,748
Depreciation, depletion and amortization	2,267,050	2,164,854	6,587,339	6,211,920
Selling, general and administrative expenses	1,084,995	492,958	2,300,484	1,452,856
Bad debt expense	-	-	1,007,458	-
Taxes other than income	326,175	269,975	1,217,167	921,014
Total costs and expenses	5,025,785	4,161,735	14,920,433	12,194,538
Income from operations	3,555,845	9,678,992	11,063,698	30,145,005

Other income and (expense):
Interest income	19,793	15,735	47,439	33,988
Interest expense	(2,524,427)	(2,029,042)	(6,944,241)	(5,812,876)
Loss on extinguishment of debt	-	-	(2,501,528)	-
Total other expense, net	(2,504,634)	(2,013,307)	(9,398,330)	(5,778,888)

Net income	$1,051,211	$7,665,685	$1,665,368	$24,366,117

Pro forma net income per unit:
Pro forma net income per unit	$0.09		$0.15

Pro forma units outstanding	11,215,000		11,215,000

VANGUARD NATURAL RESOURCES, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	Vanguard September 30, 2007	Vanguard Predecessor December 31, 2006
	(unaudited)

Assets
Current assets
Cash and cash equivalents	$3,182,434	$1,730,956
Trade accounts receivable, net	4,679,707	5,269,067
Receivables due from affiliates	-	14,650,936
Other receivables	-	234,456
Derivative assets	4,984,261	-
Deferred offering costs	2,021,898	-
Other currents assets	187,373	283,884
Total current assets	15,055,673	22,169,299

Property and equipment
Land	-	46,350
Buildings	-	10,850
Furniture and fixtures	45,760	846,580
Machinery and equipment	-	12,681,363
Less: accumulated depreciation	(3,022)	(1,712,535)
Total property and equipment	42,738	11,872,608

Natural gas and oil properties, net - full cost method	102,389,295	104,683,610

Other assets
Derivative assets	2,920,217	-
Deferred financing costs	985,227	-
Other assets	1,225,273	-
Total assets	$122,618,423	$138,725,517

Liabilities and members' equity (deficit)

Current liabilities
Accounts payable - trade	$634,442	$8,756,937
Accounts payable - natural gas and oil	996,651	1,441,941
Payables to affiliates	3,065,945	-
Derivative liabilities	-	2,022,079
Deferred swap liability	7,322,685	-
Accrued expenses	758,319	1,230,686
Due to member	-	75,000
Total current liabilities	12,778,042	13,526,643

Long-term debt	106,800,000	94,067,500
Derivative liabilities	3,493,109	-
Asset retirement obligations	166,607	418,533
Total liabilities	123,237,758	108,012,676

Commitments and contingencies	-	-

Members' equity (deficit)
Members capital	6,198,579	30,712,841
Other comprehensive loss	(6,817,914)	-
Total members' equity (deficit)	(619,335)	30,712,841

Total liabilities and members' equity (deficit)	$122,618,423	$138,725,517

Vanguard Natural Resources, LLC
Reconciliation of Net Income to Adjusted EBITDA (2)
(Unaudited)

	Vanguard Three Months Ended September 30, 2007	Vanguard Predecessor Three Months Ended September 30, 2006	Vanguard Nine Months Ended September 30, 2007	Vanguard Predecessor Nine Months Ended September 30, 2006

Net income	$1,051,211	$7,665,685	$1,665,368	$24,366,117
Plus:
Interest expense	2,524,427	2,029,042	6,944,241	5,812,876
Loss on extinguishment of debt	-	-	2,501,528	-
Depreciation, depletion and amortization	2,267,050	2,164,854	6,587,339	6,211,920
Bad debt expense	-	-	1,007,458	-
Premiums paid on settled derivatives	1,813,495	-	2,546,999	-
Change in fair value of derivative contracts(1)	-	(4,427,600)	-	(15,851,907)
Non-cash compensation expense	751,635	-	1,314,778	-
Realized (gain) loss on cancelled derivatives	-	-	776,634	-
Less:
Interest income	19,793	15,735	47,439	33,988
Adjusted EBITDA	$8,388,025	$7,416,246	$23,296,906	$20,505,018

——————————
(1)
Natural gas derivative contracts were used to reduce our exposure to changes in natural gas prices. They were not specifically designated as hedges under Statement of Financial Accounting Standards (SFAS) No. 133. Change in the fair value of these natural gas derivative contracts are marked to market in our earnings each period. Further, these amounts represent non-cash charges.

(2)
Our Adjusted EBITDA should not be considered as an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA excludes some, but not all, items that affect net income and operating income and these measures may vary among other companies. Therefore, our Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

We define Adjusted EBITDA as net income (loss) plus:
—	Net interest expense (including write-off of deferred financing fees);
—	Loss on extinguishment of debt;
—	Depreciation, depletion and amortization (including accretion of asset retirement obligations);
—	Bad debt expenses;
—	Premiums paid on settled derivatives;
—	Change in fair value of derivative contracts;
—	Non-cash compensation expense; and
—	Realized (gain) loss on cancelled derivatives.

CONTACT: Vanguard Natural Resources, LLC, Houston
Investor Relations Contact:
EVP and CFO
Richard Robert, 832-327-2258
investorrelations@vnrllc.com
SOURCE: Vanguard Natural Resources, LLC